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                               September 28, 2023

       Audra Cohen
       Partner
       Sullivan & Cromwell LLP
       125 Broad Street
       New York, NY 10004

                                                        Re: SciPlay Corporation
                                                            Schedule 13E-3
filed September 11, 2023
                                                            File No. 005-90996
                                                            color:white;"_
                                                            Schedule 14C filed
September 11, 2023
                                                            File No. 001-38889

       Dear Audra Cohen:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments.
       Please note that capitalized terms used but not defined herein have the meanings ascribed to them in the filings.

       Schedule 13E-3 filed September 11, 2023

       General

   1. Please note that forward incorporation by reference, as you attempt to do on page 95, is not permitted in
connection with a Schedule 13E-3. Please revise.
   2. In circumstances where the registrant elects to incorporate by reference the information required by Item
1010(a) and (b) of Regulation M-A, all of the summarized financial information required by
Item 1010(c) must be disclosed in the document furnished to
                                                        security holders. See
Instruction 1 to Item 13 of Schedule 13E-3. Please revise the disclosure to include
the information required by Item 1010(c) of Regulation M-A.
   3. Please describe the effects of the transaction on affiliated filing persons, including the
 Audra Cohen
FirstName
Sullivan & LastNameAudra
           Cromwell LLP Cohen
Comapany 28,
September  NameSullivan
               2023      & Cromwell LLP
September
Page  2    28, 2023 Page 2
FirstName LastName
         effect of the transaction on the LNW Entities    interest in the net
book value and net
         earnings of the Company in both dollar amounts and percentages. Refer to Exchange Act
         Rule 13e-3(e), Item 7 of Schedule 13E-3, Item 1013(d) of Regulation M-A and Instruction
         3 thereto.
4. The SEC Reference Room no longer provides a means for stockholders to access periodic and current reports or proxy statements; however, those filings are generally available on the SEC's EDGAR system. Please revise your disclosure accordingly. Directors, Executive Officers and Controlling Persons of the Company, page 17

5.       We note your disclosure of    None    on page 23 under    LNW Social
Holding Company I,
         LLC.    Please provide the information required by Item 1003 of
Regulation M-A for each
         person specified in General Instruction C to Schedule 13E-3 with respect to LNW Social
         Holding Company I, LLC, or advise.
Background of the Merger, page 24

6.       We note your disclosure that    [a]fter preliminary negotiations
between Parent and the
         2021 Special Committee failed to yield an agreement, on December 22, 2021, Parent issued a press release announcing the withdrawal of the 2021 Offer. Disclose the
         Company   s reasons for rejecting the 2021 Offer. Refer to Item
1013(b) of Regulation M-
         A.
7. On page 25, we note the various references to the "prospective members" of the Special
         Committee. Please identify those directors by name.
8.       We note your disclosure on page 28 that    the Special Committee
discussed potential
         alternatives to a transaction with Parent.    Briefly describe the
alternatives. Refer to Item
         1013(b) of Regulation M-A.
9.       We note your disclosure that    S&C and Cravath exchanged multiple
drafts of the
         proposed Merger Agreement through which they negotiated a variety of terms, including,
         among other things, employee matters... .    Please disclose the
ultimate outcome of the
         negotiations with respect to such employee matters.
10.      We note your disclosure that    members of the Company   s management
presented on,
         among other things, preliminary financial expectations for the second quarter of 2023 and
         the full year of 2023 and Company management   s long-range plan for
the Company as
         presented at the Board meeting on February 21, 2023,    which
management later updated
         to form the July Projections. Disclose the material differences between the February
         Projections and the July Projections.
11. We note Engine Capital LP's Schedule 13D filing of October 3, 2022, which attached a letter Engine Capital sent to the Board encouraging the Board to consider a going-private transaction. Please expand the background section to disclose the impact, if any, of Engine
         Capital on the Board's deliberations.
 Audra Cohen
FirstName
Sullivan & LastNameAudra
           Cromwell LLP Cohen
Comapany 28,
September  NameSullivan
               2023      & Cromwell LLP
September
Page  3    28, 2023 Page 3
FirstName LastName
Position of the LNW Entities in Connection with the Merger, page 50

12. We note that the LNW Entities considered the Lazard analyses and opinion. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No.
         34-17719 (April 13, 1981). Please revise to state, if true, that the LNW Entities adopted
         Lazard   s analyses and conclusion as their own. Alternatively, please briefly explain to us
         why the LNW Entities have satisfied their obligation to disclose the material factors upon which their fairness determination is based.
Purposes and Reasons of the Company in Connection with the Merger, page 53

13.      Please disclose the Company   s reasons for undertaking the
transaction at this time, as
         opposed to at any other time. Refer to Item 1013(c) of Regulation M-A. Market Information, Dividends and Certain Transactions in the Class A Common Stock, page 82

14. Disclose where, how and by whom the transactions listed on page 83 were effected. Refer to Item 1008(b)(1) and (5) of Regulation M-A.
Transactions between the Company and the LNW Entities, page 84

15.      We note your disclosure that the    TRA will also terminate     upon
certain change of
         control events specified in the agreement.    Disclose whether the
Merger would constitute
         such a change of control and thus cause the termination of the TRA.
16. To the extent applicable, provide all information required by Item 1005(a) of Regulation
         M-A with respect to the current fiscal year. We note your disclosure, for example, that
            [e]xpenses paid to Parent and its affiliates for services provided in 2022 were $6.0 million.
17.      We note your disclosure that on    May 6, 2022, [you] entered into an
amendment which
         extended [y]our rights under the IP License Agreement through July 7,
2022.    Disclose
         whether such rights remain in existence.
 Audra Cohen
Sullivan & Cromwell LLP
September 28, 2023
Page 4

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Blake Grady at (202) 551-8573 or David Plattner at (202)
551-8094.



FirstName LastNameAudra Cohen                               Sincerely,
Comapany NameSullivan & Cromwell LLP
                                                            Division of
Corporation Finance
September 28, 2023 Page 4                                   Office of Mergers &
Acquisitions
FirstName LastName